SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OnSource Corporation
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

       6828 54 104
(CUSIP Number)

Clifford L. Neuman
1507 Pine Street
Boulder, Colorado 80302
           (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                June 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    6828 54 104

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

    Clifford L. Neuman

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 75,500
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 75,500
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       75,500 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)         9.2%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of OnSource Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5455 Spine Road, Suite C, Boulder, Colorado 80301.

ITEM 2.       IDENTITY AND BACKGROUND

      (a)-(c)  Clifford L. Neuman, 1507 Pine Street, Boulder, Colorado 80302 is Secretary and a Director of the Company. Mr. Neuman also serves as legal counsel to the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended as follows:

       Effective June 1, 2004, Mr. Neuman exercised options to purchase 25,000 shares of the Issuer's common stock at a price of $.50 per share. The consideration for the option exercise was the credit of $12,500 against the Company's outstanding open account with Mr. Neuman for legal services previously rendered.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 is amended as follows:

        Mr. Neuman served as a director and legal counsel to the Company. Effective May 5, 2004, Mr. Neuman resigned as a director.

        The shares were acquired by Mr. Neuman for investment. Mr. Neuman reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      (a)     Mr. Neuman would be deemed the beneficial owner of an aggregate of 75,500 shares of the Issuer's common stock. Of those shares, an aggregate of 10,000 shares are held of record by Sovereign Capital, LLC, a controlled corporation of Mr. Neuman; and an aggregate of 10,000 shares are held of record by Ratna Enterprises, LLC, also a controlled corporation of Mr. Neuman. The 75,500 shares of common stock of which Mr. Neuman would be deemed the beneficial owner represent 9.2% of the total issued and outstanding shares of common stock of the issuer.

       (b)     Mr. Neuman exercises the sole dispositive power with respect to all the shares identified in Item 5(a).

       (c)     Mr. Neuman has not sold or purchased any other shares of common stock of the Issuer during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       See Item 4 above.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       None

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2004 (Date)
/s/ Clifford L. Neuman (Signature)
Clifford L. Neuman, Secretary and Director (Name/Title)